SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 1, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIRST AMENDMENT TO TAM S.A. SHAREHOLDERS’ AGREEMENT

Bu this private instrument and under the law, the parties below,

I. AMARO & AVIATION PARTICIPAÇÕES S.A., a company having principal offices in the City of São Paulo, State of São Paulo, at Rua Julio Diniz, 56 – 9º andar (parte), enrolled with CNPJ/MF under no. 08.720.707/0001 -84, herein represented in accordance with its by-laws by its Officer, Mr. Marcos Adolfo Tadeu Senamo Amaro, Brazilian citizen, single, businessman, bearer of Identity Card RG no. 34.476.447 -3, issued by SSP/SP and enrolled with CPF/MF under no. 319.018.448 -89, resident and domiciled in the City of São Paulo, State of São Paulo at Rua Dr. Seráfico Assis de Carvalho, 103, apto. 43, Jardim Guedala, CEP 05614-040 (“A&A”); and:

II. TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a company having principal offices in the City of São Paulo, State of São Paulo, at Rua Monsenhor Antonio Pepe, n. 397, enrolled with CNPJ/MF under no.168.654/0001 -17, herein represented in accordance with its by-laws by its Officers, Mr. Maurício Rolim Amaro, Brazilian citizen, divorced, businessman, bearer of Identity Card RG 12.238.201 -8 SSP/SP and enrolled with CPF/MF under no. 269.303.758 -10, and Ms. Maria Cláudia Oliveira Amaro, Brazilian citizen, judicially separated, businesswoman, bearer of Identity Card RG no. 12.238.200 -6 SSP/SP and enrolled with CPF/MF under no. 113.879.198 -90, both having business address at Rua Monsenhor Antonio Pepe, n. 397, City of São Paulo, State of São Paulo (“TEP”), and

III. AGROPECUÁRIA DA NOVA FRONTEIRA LTDA., a company having principal offices in the city of Ponta Porã, State of Mato Grosso do Sul, at Fazenda Jaguarundy, s/n., margem esquerda da Rodovia BR-463, km 109, enrolled with CNPJ/MF under no.15.543.176/0001 -67, herein represented in accordance with its social contract by its managers, Mr. Maurício Rolim Amaro and Ms. Maria Cláudia Oliveira Amaro, described above (“NF”)

A&A, NF and TEP hereinafter referred to individually as “Shareholder” and collectively as “Shareholders”;

And in the condition of intervening party and consenting party:

IV. TAM S.A., a company having principal offices in the City of São Paulo, State of São Paulo, at Av. Jurandir, n. 856, Lote 04 , enrolled with CNPJ/MF under no. 01.832.635/0001 -18, herein represented in accordance with its by-laws by its Officers Mr. David Barioni Neto, also known as David Barion Neto, Brazilian citizen, married, aeronaut, enrolled with CPF/MF under no. 012.237.358 -85 and bearer of Identity Card RG no. 3.818.902 -1 SSP/SP, and Mr. Líbano Miranda Barroso, Brazilian citizen, married, economist, bearer of Identity Card RG no. M-2.063.971 -SSP/SP, enrolled with CPF under no. 421.016.386 -49, both having business address in the City of São Paulo, State of São Paulo, at Av. Jurandir, n. 856, Lote 4, Jardim Ceci (the “Company”);

WHEREAS:

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A. On August 27, 2008, the shareholders executed the instrument called TAM S.A. Shareholders’ Agreement (the “Agreement”), that established, among other covenants, certain restrictions to the circulation of shares issued by TAM S.A. owned by them; and

B. The Shareholders with to establish, as an exception to certain restrictions set forth in the Agreement, a limit below which the Shareholders may place liens and encumbrances on a specified number of shares that are restricted by the Agreement;

The Shareholders RESOLVED to execute this First Amendment to TAM S.A. Shareholders’ Agreement and mutually undertake to:

1. A&A and TEP shareholders are free, at any time during the Agreement term, to provide as pledge, collateral, payment, rental, loan, beneficial ownership or chattel mortgage, the Restricted shares referred to in the Fifth Clause of the Agreement, up to the limits identified below, in deals with financial institutions, credit institutions, and investment institutions, always ensuring TEP’s and A&A’s political rights attached to the Restricted Shares (“Exceptional Shares”):

A&A – two million, one hundred and eighteen thousand and sixty (2,118,060)Restricted Shares;
 TEP – seventeen million, nine thousand and twenty-one, six hundred and ninety-six (17,921,696) Restricted Shares.

2. Considering the above mention exception, those Exceptional Shares involved in the actions referred to in item 1 above and potential disposal actions arising from payments in kind or the foreclosure of the Exceptional Shares, are not subject to the Agreement provisions, in particular its clauses 6 and 7.

2.1. In the light of the provision in item 2 above, Exceptional Shares in A&A which may be subject to any lien, encumbrance or which have been disposed of at the date of the Offer mentioned in clause 7.1 of the Agreement shall not be entitled to the Tag-Along Right and shall not be included in the total interest of A&A in Restricted Shares referred to in clause 7.1.1, for the purposes of determining the number of shares entitled to the Tag-Along Right, even when such Exceptional Shares, after the receipt of the Offer, may be released from liens or encumbrances previously placed on them.

2.2. The Agreement is not binding on successors and assignees of Exceptional Shares which may be disposed of as a result of payment in kind or foreclosure of collateral referred to in item 2 above.

3. The restrictions and duties provided for in the Agreement shall remain in effect for instances or sale, exchange, donation, verification of the company share capital, or any other legal deals that give rise to the disposal of Exceptional Shares, other than those explicitly mentioned in the prior items.

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4. All other provisions of the Shareholders’ Agreement, provided that they do not conflict with the provisions of this First Amendment, shall remain unaltered and in full effect.

In witness whereof, the Shareholders and the Company have executed this instrument in four counterparts of equal wording and format, together with two witnesses.

São Paulo, June 17, 2009.

AMARO & AVIATION PARTICIPAÇÕES S.A.

________________________________________
Marcos Adolfo Tadeu Senamo Amaro

TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

________________________________________	________________________________________
Maurício Rolim Amaro	Maria Cláudia Oliveira Amaro

AGROPECUÁRIA DA NOVA FRONTEIRA LTDA.

________________________________________	________________________________________
Maurício Rolim Amaro	Maria Cláudia Oliveira Amaro

TAM S.A.

________________________________________	________________________________________
David Barioni Neto	Líbano Miranda Barroso

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Witnesses:

1.	2.

Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

     (Sequence of the signature page of the First Amendment to TAM S.A. Shareholders’ Agreement, entered into on June 17, 2009, among Amaro & Aviation Participações S.A., TAM Empreendimentos e Participações S.A., and Agropecuária da Nova Fronteira Ltda., with TAM S.A. as intervening party)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.